EXHIBIT 4.3

                   Amendment No. 2 to W.P. Stewart & Co., Ltd.
                       2001 Employee Equity Incentive Plan

      WHEREAS, on July 24, 2001, the Board of Directors of W.P. Stewart & Co., Ltd., a Bermuda company (the "Company"), adopted the Company's 2001 Employee Equity Incentive Plan, and on January 25, 2002, the Board of Directors of the Company adopted Amendment No. 1 thereto (as so amended, the "Plan");

      WHEREAS, the Company considers it desirable and in its best interests to make additional shares available for awards under the Plan; and

      WHEREAS, the Company considers it desirable to provide for longer periods during which vested options may be exercised;

      NOW, THEREFORE, the Plan is hereby amended as follows:

      1. Section 4(a) is amended by substituting "3,000,000" for "2,500,000" in the first sentence thereof and in the fifth sentence thereof.

      2. Section 6(a)(iii) is amended by substituting the first sentence thereof in its entirety with "In the case of Options granted prior to May 12, 2003, the vested portion of each Option shall be exercisable only during the 365-day period commencing on and including the vesting date, and, in the case of Options granted on or after May 12, 2003, the vested portion of each Option shall be exercisable only during the period commencing on and including the vesting date and ending on the day immediately prior to the second anniversary of such vesting date (in each case, such period being hereinafter referred to as the 'Exercise Period')."

      3. Section 2(b) of Exhibit B is amended by deleting "of 365 days" and by adding "and ending on the day immediately prior to the [first][second] anniversary of such Vesting Date" before "(the 'Exercise Period')" in the first sentence thereof.

      The date of this Amendment is May 12, 2003.